Alliance Media Group Holdings, Inc.

400 N Congress Avenue

Suite 130

West Palm Beach, FL 33401

September 19, 2012

By EDGAR Transmission and by USPS

Susan C. Block

Attorney-Advisor

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Alliance Media Group Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 31, 2012

File No. 333-181633

Ladies and Gentlemen:

On behalf of Alliance Media Group Holdings, Inc. (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated September 14, 2012, providing the Staff’s comments with respect to the above referenced report.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Registration Statement Cover Page

1.

Please refer to the last paragraph. Please revise to remove the “Subject to Completion” legend and subject to completion date from the registration statement cover page. The “Subject to Completion” legend and the date of prospectus should appear on the prospectus cover page. Refer to Item 501(b)(9) and (10) of Regulation S-K.

COMPANY RESPONSE:

We have moved these disclosures to the prospectus cover page.

Prospectus Cover Page

2.

Please revise to disclose on the prospectus cover page that you are an emerging growth company.

U.S. Securities and Exchange Commission

September 19, 2012

COMPANY RESPONSE:

We have disclosed on the prospectus cover page that we are an emerging growth company

The Company, page 1

Business Overview, page 1

3.

We note your response to our prior comment 5 and reissue in part. Please refer to the third and fourth paragraphs of this section. Please revise to eliminate any duplicative disclosure.

COMPANY RESPONSE:

We have eliminated all duplicative disclosure.

Initial Capital Formation, page 2

4.

Please refer to the last two paragraphs of this section. We note your disclosure in the second full risk factor on page 7 that you anticipate public company reporting costs of $25,000 per year. We also note that your anticipated public company reporting costs have not been factored into your burn rate as presented. Please revise to disclose your monthly “burn rate,” pre and post-offering, and clarify the month you will run out of funds without additional capital.

COMPANY RESPONSE:

We have revised our projected “burn rate” to include offering costs and have clarified when we will run out of funds absent raising additional capital.

Risk Factors, page 4

Lack of additional capital may cause curtailment of any expansion plans, page 6

5.

We note your limited cash on hand and estimated monthly burn rate. Please revise the first sentence to clarify the month you will run out of funds without additional capital.

COMPANY RESPONSE:

We have revised our projected “burn rate” to include offering costs and have clarified when we will run out of funds absent raising additional capital.

6.

We note your references in this risk factor and the fourth and fifth risk factors on page 10 to an 8-month period. This reference appears dated given your limited cash on hand and monthly burn rate. Please revise the prospectus throughout as applicable or advise.

U.S. Securities and Exchange Commission

September 19, 2012

COMPANY RESPONSE:

We have revised the prospectus throughout with respect to the period until we will run out of funds absent raising additional capital.

The Business, page 15

7.

We note your response to our prior comment 7 and reissue in part. Please refer to the eighth paragraph. We note that it is part of your business plan to potentially acquire production or distribution companies. Please clarify, if true, that you have no current plans or arrangements to acquire any other companies or businesses.

COMPANY RESPONSE:

We have revised our disclosure to state that we have no current plans or arrangements to acquire any other companies or businesses.

Management’s Discussion and Analysis, page 15

Liquidity and Capital Resources, page 18

8.

We note your disclosure in this section that you anticipate incurring significant additional expenses in connection with your start-up activities which are estimated to exceed $50,000 at a minimum, your cash balance as of August 28, 2012 of $8,730, your monthly burn rate of approximately $3,650, your estimated public company reporting costs of $25,000 per year, and your convertible debentures totaling $80,000. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to continue operations and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained. Please also revise the Summary section on page 1, the first full risk factor on page 6 and the fifth full risk factor on page 10 accordingly.

COMPANY RESPONSE:

We have revised our disclosure to state the following:

(a)

Our near term financing requirements (less than 12 months), is anticipated to be approximately $1,250,000, which includes a monthly overhead burn rate of $3,650, repayment of convertible debentures totaling $80,000, public reporting costs and the remainder allocated to the production of the Company’s first film.  Of this amount, the Company will need approximately $50,000 prior to December 31, 2012 and an additional approximately $150,000 immediately after January 1, 2013.  The remaining near term financing requirement must fund at or prior to the beginning of the production of the Company’s first film.

(b)

Beyond our near term financing requirements (more than 12 months), we will need an additional approximately $5,000,000 to implement the Company’s plan of operations.  Of

U.S. Securities and Exchange Commission

September 19, 2012

this amount, we anticipate that we will need approximately $2,000,000 of the total amount required in the third quarter of 2013 with the remainder coming needed in early 2014.

The foregoing represents the Company’s best estimates as of the date of this Prospectus and may materially vary based upon actual experience.

The inability to obtain this funding either in the near term and/or longer term will materially affect the ability of the Company to implement its business plan of operations and jeopardize the viability of the Company.  In that case, the Company may need to suspend its operations and reevaluate and revise its plan of operations.

Plan of Distribution, page 25

9.

Refer to the first paragraph in this section. Please refer to the second sentence that says, “Selling Shareholders are prohibited from making any profits or sales of their shares until there is an active trading market in the Company’s shares.” In light of your response to our prior comment 1, please remove that sentence or advise.

COMPANY RESPONSE:

We have removed the sentence which states that “Selling Shareholders are prohibited from making any profits or sales of their shares until there is an active trading market in the Company’s shares.”

10.

Please revise this section to state that the selling stockholders may be deemed underwriters.

COMPANY RESPONSE:

We have included a statement that under certain circumstances certain selling shareholders may be deemed underwriters.

11.

We note your response to our prior comment 15 and reissue. Please delete the fifth paragraph on page 27 as Securities Act Rule 145 is not applicable to this offering.

We have deleted the fifth paragraph on page 27.

COMPANY RESPONSE:

Please be further advised that the Company acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in

U.S. Securities and Exchange Commission

September 19, 2012

declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (310) 396-1691.

Sincerely,

ALLIANCE MEDIA GROUP HOLDINGS, INC.

By:

/s/ Daniel de Liege

Daniel de Liege

President